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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-T/A
Tender Offer Statement in Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
(Name of Subject Company (issuer))

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

BEVERAGE ASSOCIATES HOLDING LTD. - OFFEROR
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
(Name of Filings Persons (identifying status as offeror, issuer or other person))

Class B Common Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

Graham D. Staley
Companhia de Bebidas das Américas - AmBev
Rua Dr. Renato Paes de Barros, n° 1017, 4° andar
04530-001 São Paulo, SP
Brazil
(55-11) 2122-1428

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York10019
(212) 474-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

Calculation of Filing Fee

Transaction Valuation*(1)	Amount of Filing Fee(2)

$313,433,078.71	$33,537.34

* Set forth the amount on which the filing fee is calculated and state how it was determined

(1) The transaction valuation is calculated by considering 6,872,480 Class A Shares and 8,661,207 Class B Shares, which is the maximum number of shares of Quilmes Industrial (Quinsa), Société Anonyme, subject to the Offer, multiplied by the purchase price of $3.35 per Class A Share and $33.53 per Class B Share.

(2) The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 5 for fiscal year 2007, equals $107.00 per $1,000,000 of the transaction value, or U.S. $33,537.34.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $33,537.34

Filing Parties: Companhia de Bebidas das Américas ‑ AmBev and Beverage Associates Holding Ltd.
Form or Registration No.: Schedule TO-T and Schedule 13E-3
Date Filed: January 25, 2007

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[   ] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 1 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “First Amended Schedule TO”) amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO filed by Companhia de Bebidas das Américas ‑ AmBev, a Brazilian corporation (“AmBev”) and Beverage Associates Holding Ltd., a Bahamas corporation and wholly-owned subsidiary of AmBev (the “Offeror”) on January 25, 2007 (the “Schedule TO”). This Schedule TO-T/A relates to the offer by Offeror to purchase any and all outstanding Class A Shares and Class B Shares (including Class B Shares held as American Depositary Shares (“ADSs”) of Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg company (“Quinsa” or the “Company”) upon the terms and subject to the conditions set forth in the Offer Document and in the related Letters of Transmittal attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) (which, as amended or supplemented from time to time, together constitute the “Offer”).

The information in the Offer Document and in the related Letters of Transmittal, including all schedules thereto, and in Schedule TO-C filed with the Commission on November 9, 2006 by AmBev and the Offeror, is hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically provided herein, this Amended Schedule TO does not modify any of the information previously reported on the Schedule TO and on the documents attached thereto.

Capitalized terms defined in the Offer Document and used herein without definition shall have the meanings specified in the Offer Document.

ITEM 4 TERMS OF THE TRANSACTION
On February 27th, 2007, AmBev issued a press release announcing that the Offer has been extended to 5:00 p.m., New York City Time (which is 11:00 p.m. Luxembourg Time), on March 16th, 2007. A copy of the press release is filed hereto as Exhibit (a)(1)(viii).

ITEM 12 EXHIBITS

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(1)(viii)	Press Release issued by AmBev on February 27th, 2007 announcing the extension of the Offer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS ‑ AMBEV

By:	/s/ Graham D. Staley
Name: Graham D. Staley
Title: Officer

By:	/s/ Pedro de Abreu Mariani
Name: Pedro de Abreu Mariani
Title: Officer

BEVERAGE ASSOCIATES HOLDING LTD.

By:	/s/ Pedro de Abreu Mariani
Name: Pedro de Abreu Mariani
Title: Attorney-in-fact

By:	/s/ Lucas Machado Lira
Name: Lucas Machado Lira
Title: Attorney-in-fact

EXHIBITS

(a)(1)(viii)	Press Release issued by AmBev on February 27th, 2007 announcing the extension of the Offer.